Monster Offers
                        8937 Quintessa Cove Street
                           Las Vegas, NV  89148
                        Telephone:  (702) 575-4816

May 14, 2008

VIA EDGAR AND OVERNIGHT MAIL

Office of Emerging Growth Companies
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:   Monster Offers
      Registration Statement on Form S-1/A
      File Number:  333-148686
      Request for Acceleration of Effectiveness
      -----------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Monster Offers, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Monday, May 19, 2008, or as soon thereafter as possible.

Further, the Company acknowledges that:

o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963.

Thank you for your assistance and cooperation.

Yours very truly,

/s/ Nate Kaup
--------------------
    Nate Kaup
    Chief Executive Officer

cc:   Thomas C. Cook, Esq.